MESSINA MINERALS Inc.
astings Street
olumbia
Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

07020096

PRESS RELEASE

December 19, 2006

Messina Minerals ("MMI") Contracts Snowden for Boomerang NI43-101 Resource Estimate

Messina Minerals Inc. ("MMI") is exploring for zinc-lead-copper-silver-gold massive sulphides within Messina's Tulks South Property and adjacent properties located in central Newfoundland, Canada. The two-fold objectives of the ongoing exploration program are to:

- identify and test significant new exploration targets within Messina's extensive 323 square kilometer area properties, focusing on Domino and other zones adjacent to Boomerang
- calculate a current NI43-101 resource estimate at Messina's Boomerang zinc-lead-copper-silver-gold discovery (see news release November 29, 2006).

BOOMERANG RESOURCE ESTIMATE

Messina has contracted Snowden Mining Industry Consultants inc. ("Snowden") to conduct a resource estimate on, and prepare a NI43-101 Technical Report for, the Boomerang zinc-lead-copper-silver-gold deposit located in Newfoundland, Canada. The NI43-101 report is anticipated to be completed during the first half of 2007.

Snowden was established in 1987 and has provided geological and resource modeling and mine planning services among others to over 500 mining-related clients including some of the world's largest international companies.

FLOW THROUGH FINANCING

Messina Minerals Inc. announces, subject to regulatory acceptance, a non-brokered private placement of up to 125,000 flow through units of its securities. The flow through units will be at a price of $1.40 per unit for gross proceeds of up to $175,000. Each flow-through unit will be comprised of one flow through common share and one non-flow through common share purchase warrant entitling the holder to purchase one

additional share at a price of $1.75 for a period of two years. Flow through units will convey income tax benefits to the purchasers and proceeds of the flow through portion of the placement will be used to fund exploration programs on the Company's Newfoundland properties.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

December 19, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on December 19, 2006 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 19th day of December, 2006.

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

2005venture50 TSX VENTURE EXCHANGE TSX

PRESS RELEASE

December 19, 2006

Messina Minerals ("MMI") Contracts Snowden for Boomerang NI43-101 Resource Estimate

Messina Minerals Inc. ("MMI") is exploring for zinc-lead-copper-silver-gold massive sulphides within Messina's Tulks South Property and adjacent properties located in central Newfoundland, Canada. The two-fold objectives of the ongoing exploration program are to:

- identify and test significant new exploration targets within Messina's extensive 323 square kilometer area properties, focusing on Domino and other zones adjacent to Boomerang
- calculate a current NI43-101 resource estimate at Messina's Boomerang zinc-lead-copper-silver-gold discovery (see news release November 29, 2006).

BOOMERANG RESOURCE ESTIMATE

Messina has contracted Snowden Mining Industry Consultants inc. ("Snowden") to conduct a resource estimate on, and prepare a NI43-101 Technical Report for, the Boomerang zinc-lead-copper-silver-gold deposit located in Newfoundland, Canada. The NI43-101 report is anticipated to be completed during the first half of 2007.

Snowden was established in 1987 and has provided geological and resource modeling and mine planning services among others to over 500 mining-related clients including some of the world's largest international companies.

FLOW THROUGH FINANCING

Messina Minerals Inc. announces, subject to regulatory acceptance, a non-brokered private placement of up to 125,000 flow through units of its securities. The flow through units will be at a price of $1.40 per unit for gross proceeds of up to $175,000. Each flow-through unit will be comprised of one flow through common share and one non-flow through common share purchase warrant entitling the holder to purchase one additional share at a price of $1.75 for a period of two years. Flow through units will convey income tax benefits to the purchasers and proceeds of the flow through portion of the placement will be used to fund exploration programs on the Company's Newfoundland properties.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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